SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                                   Neff Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   0006400941
                -----------------------------------------------
                                 (CUSIP Number)

                                  May 21, 1998
                -----------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                 |_|Rule 13d-1(b)
                 |_| Rule 13d-1(c)
                 |X| Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------
CUSIP No. 0006400941                      13G
         -------------------
----------------------------

-------------------------------------------------------------------------------
1
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            General Electric Capital Corporation
 ------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) |_|
                                                                  (b) |_|
-------------------------------------------------------------------------------
3           SEC USE ONLY



-------------------------------------------------------------------------------
4           CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
-------------------------------------------------------------------------------
                           5 SOLE VOTING POWER

        NUMBER OF
                             Not applicable.
                           ----------------------------------------------------
         SHARES            6 SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY
                             5,100,000
                           ----------------------------------------------------
          EACH             7 SOLE DISPOSITIVE POWER
        REPORTING
         PERSON
                             Not applicable.
                          -----------------------------------------------------
          WITH             8 SHARED DISPOSITIVE POWER

                             5,100,000
-------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   5,100,000
-------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*|_|

-------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   24.1% (See Exhibit 1)
-------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

   HC
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------
CUSIP No. 0006400941                          13G
------------------------------

-------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  GECFS, Inc.
-------------------------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) |_|
                                                          (b) |_|
-------------------------------------------------------------------------------
3 SEC USE ONLY


-------------------------------------------------------------------------------
4 CITIZENSHIP OR PLACE OF ORGANIZATION

  Nevada
-------------------------------------------------------------------------------
                           5 SOLE VOTING POWER

        NUMBER OF
                             Not applicable.
                           ----------------------------------------------------
         SHARES            6 SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY
                             5,100,000
                           ----------------------------------------------------
          EACH             7 SOLE DISPOSITIVE POWER
        REPORTING
         PERSON
                             Not applicable.
                           ----------------------------------------------------
          WITH             8 SHARED DISPOSITIVE POWER


                             5,100,000
-------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   5,100,000
-------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
   CERTAIN SHARES*|_|

-------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   24.1% (See Exhibit 1)
-------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON*

   CO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).        Name of Issuer:
----------        ---------------
                  Neff Corp.

Item 1(b).        Address of Issuer's Principal Executive Offices:
----------        ------------------------------------------------
                  3750 N.W. 87th Avenue
                  Miami, Florida  33178

Item 2(a).        Name of Persons Filing:
----------        -----------------------
                  General Electric Capital Corporation.
                  GECFS, Inc.

Item 2(b).        Address or Principal Office or, if none, Residence:
----------        ---------------------------------------------------
                  777 Long Ridge Road
                  Stanford, Connecticut  06927

Item 2(c).        Citizenship or Place of Organization:
----------        -------------------------------------
                  General Electric Capital Corporation is a New York corporation. GECFS, Inc. is a Nevada corporation.

Item 2(d).        Title of Class of Securities:
----------        -----------------------------
                  Class A Common Stock. (See Exhibit 1)

Item 2(e).        CUSIP Number:
----------        -------------
                  0006400941.

Item 3.           If this statement is filed pursuant to ss.ss.240.13d-1(b) or
------
                  240.13d-2(b) or (c), check whether the person filing is a(n):
                  -------------------------------------------------------------

                    (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

                    (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

                    (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

                    (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

                    (e)  [ ] Person registered as an investment adviser under
                         Section 203 of the Investment Advisers Act of 1940 (15 U.S.C. 80b-3) or under the laws of any state;

                    (f) [ ] Employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F);

                    (g) [ ] Parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

                    (h) [ ] Savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

                    (i) [ ] Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                    (j)  [ ] Group, in accordance with ss.
                         240.13d-1(b)(1)(ii)(J).

                    If this statement is filed pursuant to ss. 240.13d-1(c),
               check this box.

Item 4.           Ownership.
-------           ----------

                  (a)  Amount beneficially owned by each such person:
                        5,100,000 shares.

                  (b)  Percent of Class:
                        24.1%. (See Exhibit 1)

                  (c) Number of shares as to which such person has:

                        (i) sole power to vote or to direct the vote: not applicable.

                        (ii)  shared power to vote or to direct the vote:
                              5,100,000 shares.

                        (iii) sole power to dispose or to direct the
                              disposition of: not applicable.

                        (iv) shared power to dispose or to direct the disposition of: 5,100,000 shares.

Item 5.           Ownership of Five Percent or Less of a Class.
-------           ---------------------------------------------

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6.           Ownership of More than Five Percent on Behalf of Another
-------           Person.
                  ---------------------------------------------------------
                  Not applicable.

Item 7.           Identification and Classification of the Subsidiary Which
-------           Acquired the Security Being Reported on by the Parent Holding
                  Company.
                  ----------------------------------------------------------
                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.
-------           ----------------------------------------------------------
                  Not applicable.

Item 9.           Notice of Dissolution of Group.
-------           -------------------------------
                  Not applicable.

Item 10.          Certification.
--------          --------------
                  Not applicable.

                                    EXHIBITS

Exhibit 1.        Additional Information.

Exhibit 2. Joint Filing Agreement, dated as of February 10, 1999, between General Electric Capital Corporation and GECFS, Inc.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 1999

                                           GENERAL ELECTRIC CAPITAL CORPORATION,



                                            By  /s/ Kim A. Tanner
                                                -----------------
                                                Name:  Kim A. Tanner
                                                Title: Managing Director



                                            GECFS, INC.



                                            By  /s/ Kim A. Tanner
                                                -----------------
                                                 Name:  Kim A. Tanner
                                                 Title: Managing Director

                                                                      EXHIBIT 1.
                                                                      ----------

                             Additional Information.
                             -----------------------

     GECFS, Inc. is wholly-owned by General Electric Capital Corporation through other subsidiaries of General Electric Capital Corporation. GECFS, Inc. is the direct beneficial owner of 5,100,000 shares of the Special Class B Common Stock of Neff Corp. which are convertible at the option of the holder into an equivalent number of shares of the Class A Common Stock of Neff Corp. Through its ownership of GECFS, Inc., General Electric Capital Corporation may be deemed the beneficial owner of such shares. Except through their beneficial ownership of such shares of Class B Common Stock, General Electric Capital Corporation and GECFS, Inc. do not beneficially own any shares of the Class A Common Stock of Neff Corp. For the purposes of calculating the percentage of Class A Common Stock of Neff Corp. beneficially owned by GECFS, Inc. and General Electric Capital Corporation, it was assumed that the Class B Common Stock of Neff Corp. held by GECFS, Inc. had been converted into Class A Common Stock.

                                                           EXHIBIT 2.
                                                            ---------


                             JOINT FILING AGREEMENT


     JOINT FILING AGREEMENT (this "Agreement"), dated as of February 10, 1999, between General Electric Capital Corporation, a New York corporation ("GECC"), and GECFS, Inc., a Nevada corporation ("GECFS").

                               W I T N E S S E T H
                               -------------------

     WHEREAS, as of the date hereof, each of GECC and GECFS is filing a statement on Schedule 13G (the "Schedule 13G"), under the Securities Exchange Act of 1934 (the "Exchange Act"), with respect to the Class A Common Stock of NEFF Corp., a Delaware corporation;

     WHEREAS, each of GECC and GECFS is individually eligible to file the
Schedule 13G;

     WHEREAS, each of GECC and GECFS wishes to file the Schedule
13G and any amendments thereto jointly and on behalf of each of GECC and GECFS, pursuant to Rule 13d-1(k)(1) under the Exchange Act;

     NOW, THEREFORE, in consideration of these premises and other good and valuable consideration, the parties hereto agree as follows:

     1. GECC and GECFS hereby agree that the Schedule 13G is, and any amendments thereto will be, filed on behalf of each of GECC and GECFS pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

     2. GECC hereby acknowledges that, pursuant to Rule 13d-1(k)(1)(i) under the Exchange Act, GECC is responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning GECC contained therein, and is not responsible for the completeness and accuracy of the information concerning GECFS contained therein, unless GECC knows or has reason to know that such information is inaccurate.

     3. GECFS hereby acknowledges that, pursuant to Rule 13d-1(k)(1)(i) under the Exchange Act, GECFS is responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning GECFS contained therein, and is not responsible for the completeness and accuracy of the information concerning GECC contained therein, unless GECFS knows or has reason to know that such information is inaccurate.

     4. GECC and GECFS hereby agree that this Agreement shall be filed as an exhibit to the Schedule 13G, pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the day and year first above written.


                                           GENERAL ELECTRIC CAPITAL CORPORATION,



                                           By /s/ Kim A. Tanner
                                              -----------------
                                              Name:  Kim A. Tanner
                                              Title: Managing Director



                                            GECFS, INC.


                                            By /s/ Kim A. Tanner
                                               -----------------
                                               Name:  Kim A. Tanner
                                               Title: Managing Director